Exhibit 99.0

DiVall Income Properties 3, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	SECOND QUARTER 2002

July 25, 2002

Dear Limited Partner:

We closed on three of the four properties in your Partnership on June 30, 2002. We are distributing approximately 80% of the proceeds, while we continue to pursue the sale of the last property.

Our preference, as repeatedly stated over the last several years, was to sell all of the properties in one portfolio transaction. This strategy was not bringing us closer to liquidation, so we proposed sales to different, but simultaneous purchasers. We almost accomplished our objective, but the Colorado Springs purchaser was not able to close. We had a dilemma … wait to close the other three properties until we found a buyer for the fourth and risk losing our buyer for the three properties … or … close the three (including one vacant) and work diligently to find a buyer for the remaining property. We chose to close the three properties and distribute a significant portion of the proceeds.

Buyers for the fourth property are scarce. We have now instructed our broker to also market the property for lease. Why? Two reasons. First, with a good lease, we can expand interested purchasers to investors and secondly, we didn’t want the market to feel they had the upper hand because we desperately had to sell the property before year-end. We can’t get a fair value for you being perceived as desperate.

We wanted to liquidate this Partnership in 2002, but it now appears unlikely. We hate to see the administrative costs continue, but that’s the reality. What we will do is reduce our minimum management fee by 75% (3 properties sold out of four) until a sale closes on the fourth property and the budgeted wind-up period commences. We hope by turning our meter down significantly, that we will eliminate some of the cash flow pressures that might make value maximization difficult. Thank you again for your support and patience.

Sincerely,

Bruce A. Provo

PAGE 2	DIVALL 3	1 Q 02

DISTRIBUTION HIGHLIGHTS

•	$2,140,000 total amount distributed for the Second Quarter 2002.

•      $843.00 to $684.00 range of distributions per unit from the first unit sold to the last unit sold before the offering closed (April 1992), respectively. [NOTE: Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities.]

•	$125 per unit for the Second Quarter. This amount is return of capital.

QUESTIONS & ANSWERS

What was the final vote?

We are still tabulating votes and will continue to do so until the August 30th extension. However, through July 11, 2002 the count was at 73.01% FOR a sale and less than 1% AGAINST.

What is the status of the Colorado Springs property?

We are diligently pursuing a sale of this property in the most time efficient manner. We are offering incentives for a quick close. We are advertising locally and nationally. We have cleaned up the property, done landscaping and enhanced are “For Sale” signage. We sent one of our employees to Colorado to meet with the broker and work out some selling strategies. At this time, we do not have any purchase proposals.

When will I receive my next distribution?

As there is only one property left, there will not be enough revenue collected to make a distribution in November. The next distribution will be the final distribution. This will occur only after the Colorado Springs property is sold.

Will I receive a newsletter in November as usual?

Yes, it will be mailed on November 15, 2002.

TO CONTACT US:

MAIL:	Investor Relations, 101 W. 11th Street, Suite 1110
Kansas City, MO 64105

PHONE:	800-547-7686 OR (816) 421-7444

FAX:	(816)221.2130

E-MAIL:	mevans@theprovogroup.com

DIVALL INCOME PROPERTIES 3 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2002

	PROJECTED	ACTUAL	VARIANCE
	2ND QUARTER 06/30/2002	2ND QUARTER 06/30/2002	BETTER (WORSE)
OPERATING REVENUES
Rental income	$51,875	$56,238	$4,363
Interest income	5,400	2,133	(3,267)
Gain on Sale of Property	0	716,958	716,958
Other income	0	304	304

TOTAL OPERATING REVENUES	$57,275	$775,634	$718,359

OPERATING EXPENSES
Insurance	$1,224	$1,225	$(1)
Management fees	17,757	17,884	(127)
Overhead allowance	1,434	1,549	(115)
Advisory Board	1,314	1,313	1
Administrative	9,018	9,638	(620)
Professional services	7,270	6,785	485
Auditing	10,750	10,150	600
Legal	2,250	11,881	(9,631)
Real Estate taxes	0	12,062	(12,062)
Defaulted tenants	600	1,100	(500)

TOTAL OPERATING EXPENSES	$51,617	$73,586	$(21,969)

INVESTIGATION AND RESTORATION EXPENSES	$0	$11	$(11)

NON-OPERATING EXPENSES
Depreciation	$14,647	$14,647	$(0)
Amortization	264	8,101	(7,837)
Commissions on sale of properties	0	164,650	(164,650)
Loss on disposition of properties	0	240,838	(240,838)

TOTAL NON-OPERATING EXPENSES	$14,911	$428,236	$(413,325)

TOTAL EXPENSES	$66,528	$501,832	$(435,304)

NET (LOSS) INCOME	$(9,253)	$273,802	$283,055

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	14,911	22,748	7,837
Recovery of amounts previously written off	0	(268)	(268)
Gain on sale of property	0	(716,958)	(716,958)
Loss on disposition of property	0	240,838	240,838
(Increase) Decrease in current assets	13,359	10,734	(2,625)
Increase (Decrease) in current liabilities	(14,479)	(20,065)	(5,586)
(Increase) Decrease in cash reserved for payables	14,516	39,407	24,891
Advance from/(to) future cash flows for future distributions	1,900	(405,100)	(407,000)

Net Cash Provided From (Used in) Operating Activities	$20,954	$(554,863)	$(575,817)

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Investment in Indemnification Trust (interest earnings)	(4,500)	(1,598)	2,902
Return of tenant security deposit	0	(8,425)	(8,425)
Recovery of amounts previously written off		268	268
Net sale proceeds from sale of properties	0	2,705,978	2,705,978

Net Cash Provided (used in) from Investing And Financing Activities	$(4,500)	$2,696,224	$2,700,724

Total Cash Flow For Quarter	$16,454	$2,141,360	$2,124,906

Cash Balance Beginning of Period	241,116	233,248	(7,868)
Less 1st quarter distributions paid 5/02	(15,000)	0	15,000
Change in cash reserved for payables or distributions	(16,416)	365,693	382,109

Cash Balance End of Period	$226,154	$2,740,301	$2,514,147

Cash reserved for 2nd quarter L.P. distributions	(15,000)	(2,140,000)	(2,125,000)
Cash advanced (reserved for) future distributions	(55,000)	(445,000)	(390,000)
Cash reserved for payment of payables	(24,193)	(23,238)	955

Unrestricted Cash Balance End of Period	$131,961	$132,063	$102

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$15,000	$2,140,000	$2,125,000
Mailing Date	08/15/2002	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.